Exhibit 5.1

Dykema Gossett PLLC 39577 Woodward Avenue Suite 300 Bloomfield Hills, MI 48304 www.dykema.com Tel: (248) 203-0700

Amy M. Christen Direct Dial: 248-203-0760 Mobile: 248-515-3559 Email: AChristen@dykema.com

August 1, 2024

Ms. Judy Michaels, Benefits Director

ITC Holdings

27175 Energy Way

Novi, MI 48377

Re:      ITC Savings & Investment Plan

Dear Ms. Michaels:

I am responding to your request for information regarding the ITC Savings & Investment Plan (the “Plan”).

International Transmission Company established the Plan effective March 1, 2003, to provide retirement savings to eligible employees of International Transmission Company, ITC Holdings Corp. and other related employers that have adopted the Plan (in the aggregate the “Employer”).

I have reviewed the Plan documents, which are maintained through Pre-Approved Defined Contribution Plan documents with FMR LLC (Fidelity), which were most recently amended and restated in its entirety effective September 21, 2021, and has been subsequently amended through Amendments (i) effective January 1, 2022, (ii) effective November 15, 2022, (iii) January 1, 2024, (iv) April 1, 2024 (v) effective June 17, 2024 and (vi) effective September 16, 2024. The Employer may rely on the enclosed opinion letter issued by the IRS to FMR LLC as evidence that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”), pursuant to Revenue Procedure 2017-41. The Plan also is intended to comply with the Employee Retirement Income Security Act (“ERISA”), including ERISA Section 404(c) regarding the Plan participants control over investment of their assets under the Plan.

The Employer created the Retirement Benefits Board (“RBB”) and delegated to the RBB certain administrative and management authorities, including selection and removal of investment offerings available to Plan participants.

The RBB engaged Fidelity and Dykema to review the addition of Fortis, Inc. stock, which is the parent company of the Employer, as an investment alternative under the Plan. We determined that the addition of Fortis, Inc. stock would be considered “qualifying employer securities” under ERISA Section 407(e)(1) and would not otherwise result in qualification or compliance concerns under the Code and ERISA.

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Based on our review of the Plan, we are of the opinion that the provisions of the written documents constituting the Plan comply with the requirements of the Code and ERISA.

We understand that you wish to file this opinion with the Securities and Exchange Commission as an exhibit to the Form S-8 in accordance with the requirements of Item 601(b)(5) of Regulation S-K promulgated under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and we hereby consent thereto. In giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Sincerely,

Dykema Gossett PLLC

Amy M. Christen

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